Exhibit 21


MACKENZIE PARTNERS, INC.
156 Fifth Avenue
New York, NY 10010
212-929-5500
FAX 212-929-0308


CONTACT:
Stanley J. Kay, Jr.
MacKenzie Partners, Inc.
(212) 929-5940

FOR IMMEDIATE RELEASE:


DICKSTEIN WITHDRAWS NOMINEES FOR MARIETTA BOARD

NEW YORK, NY AUGUST 30, 1995 --Dickstein Partners today announced that in light of Marietta Corporation's (NASDAQ: MRTA) recent announcement of the signing of a merger agreement with an affiliate of Mr. Barry Florescue at $10.25 per share, Dickstein
Partners has withdrawn its slate of director nominees for Thursday's annual meeting.

Mark Dickstein, President of Dickstein Partners, said, "We strongly support the sale of the company and congratulate the board of Marietta for delivering this outcome".